Exhibit 3.1

AMENDMENT NO. 9 TO

FIFTH AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF

AMERICAN MIDSTREAM PARTNERS, LP

This Amendment No. 9 (this “Amendment”) to the Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (the “Partnership”), dated as of April 25, 2016, as amended by Amendment No. 1 to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of May 1, 2016, as amended by Amendment No. 2 to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of October 31, 2016, as amended by Amendment No. 3 to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of March 8, 2017, as amended by Amendment No. 4 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of May 25, 2017, as amended by Amendment No. 5 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of July 14, 2017, as amended by Amendment No. 6 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of September 7, 2017, as amended by Amendment No. 7 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of October 26, 2017, and as amended by Amendment No. 8 to the Fifth Amended and Restated Partnership Agreement of Limited Partnership of the Partnership, dated as of January 25, 2018 (as so amended, the “Partnership Agreement”), is hereby adopted effective as of May 3, 2018 by American Midstream GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership, pursuant to the authority granted to it in Section 13.1 of the Partnership Agreement. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 13.1(d) of the Partnership Agreement provides, in part, that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect in any material respect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests; and

WHEREAS, the Board of Directors of the General Partner has determined that the standards specified in Section 13.1(d) are satisfied with respect to the amendments to the Partnership Agreement to be made by this Amendment; and

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment in order to (i) amend the definition of “Interim Capital Transactions” in the Partnership Agreement as set forth herein, and (ii) provide for such other matters as are provided herein.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

A.    Amendment. The Partnership Agreement is hereby amended as follows:

a.    Section 1.1 is hereby amended to amend and restate the following definition in its entirety:

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member; (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal asset retirements or replacements; (d) the termination of Commodity Hedge Contracts or Interest Rate Hedge Contracts prior to the respective specified termination dates; (e) capital contributions received by a Group Member or, in the case of capital contributions received by a Person that is not a Subsidiary of the Partnership, capital contributions received from the owner(s) or members of such Person that is not a Group Member (other than capital contributions received by a Group Member intended to support distributions to be paid by the Partnership with respect to the Common Units or to reimburse the Partnership for integration costs or transaction expenses, including any and all amounts received by a Group Member pursuant to the Distribution Support and Expense Reimbursement Agreement by and among the Partnership, the General Partner and Magnolia Infrastructure Holdings, LLC dated as of October 23, 2016, or the Capital Contribution Agreement by and among the Partnership, the General Partner and Magnolia Infrastructure Holdings, LLC dated as of March 11, 2018); or (f) corporate reorganizations or restructurings.

b.    Section 9.3 is hereby amended and restated in its entirety:

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in Section 6231(a)(7) of the Code as in effect prior to the enactment of the Bipartisan Budget Act of 2015) and the “partnership representative” (as defined in Section 6223 of the Code following the enactment of the Bipartisan Budget Act of 2015) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. In its capacity as “partnership representative,” the General Partner shall exercise, in its sole discretion, any and all authority of the “partnership representative” under the Code, including, without limitation, (i) binding the Partnership and its Partners with respect to tax matters and (ii) determining whether to make any available election under Section 6226 of the Code. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings. Each Partner agrees that notice of or updates regarding tax controversies shall be deemed conclusively to have been given or made by the Tax Matters Partner if the Partnership has either (a) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (b) made the information for which notice is required available on any publicly available website maintained by the Partnership, whether or not such Partner remains a Partner in the Partnership at the time such information is made publicly available.

The General Partner shall amend the provisions of this Agreement as appropriate to reflect the proposal or promulgation of Treasury Regulations implementing the partnership audit, assessment and collection rules adopted by the Bipartisan Budget Act of 2015, including any amendments to those rules.

C.    Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain unchanged and unmodified and in full force and effect.

D.    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws that would apply the laws of any other state.

E.    Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

E.    Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be any original, but such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first written above.

American Midstream Partners, LP

By:	American Midstream GP, LLC, its General Partner

By:	/s/ Eric T. Kalamaras
Name:	Eric T. Kalamaras
Title:	Senior Vice President and Chief Financial Officer

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